Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	For the nine month ended			Year Ended December 31,
	September 30	September 30
	2008 (1)	2007 (1)	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Income from continuing operations before income taxes and cumulative effect of accounting changes	$88,880	$436,203	$266,909	$551,893	$665,045	$536,128	$573,026

Fixed charges :

Interest expense	742,243	932,486	1,246,577	1,200,508	859,075	543,267	687,107
Estimated interest component of net rental payments	22,741	22,273	31,296	25,670	23,755	21,593	19,921

Total fixed charges including interest on deposits	764,984	954,759	1,277,873	1,226,178	882,830	564,860	707,028

Less: Interest on deposits	528,596	552,657	765,793	580,094	430,813	330,351	342,891

Total fixed charges excluding interest on deposits	236,388	402,102	512,080	646,084	452,017	234,509	364,137

Income before income taxes and fixed charges(including interest on deposits)	$853,864	$1,390,962	$1,544,782	$1,778,071	$1,547,875	$1,100,988	$1,280,054

Income before income taxes and fixed charges(excluding interest on deposits)	$325,268	$838,305	$778,989	$1,197,977	$1,117,062	$770,637	$937,163

Preferred stock dividends	20,210	8,935	11,913	11,913	11,913	11,913	9,919

Ratio of earnings to fixed charges

Including Interest on Deposits	1.1	1.5	1.2	1.5	1.8	1.9	1.8

Excluding Interest on Deposits	1.4	2.1	1.5	1.9	2.5	3.3	2.6

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.2	1.4	1.2	1.4	1.7	1.9	1.8

Excluding Interest on Deposits	1.6	2.0	1.5	1.8	2.4	3.1	2.5

(1)	On August 29, 2008, Popular, Inc. (the “ Corporation”) announced an agreement to sell loans, residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. The transaction closed on November 3, 2008.

In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of the Corporation’s PFH operations and PFH’s results are reflected as such in the Corporation’s Consolidated Statements of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.